PARKS ONE, INC. LETTERHEAD

April 29, 2010

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549-7010
Attn:	Brian K. Bhandari
Raj Rajan

Mailstop 3561

Re:	Parks One, Inc.
Form 10-K for Fiscal Year Ended
June 30, 2009
Filed April 2, 2010
Supplemental Response filed April 2, 2010
File No. 000-52963

Ladies and Gentlemen:

This letter sets forth the responses of Parks One, Inc. ("we," "us," "our," or the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 20, 2010 (the "Comment Letter") concerning Amendment No. 1 to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2009 as filed with the Commission on April 2, 2010 (the “2009 Annual Report”).

The number of the response in this letter correspond to the number of the Staff’s comment as set forth in the Comment Letter.  For your convenience, we have set forth the comment from the Comment Letter in bold typeface and include the Company’s response below it.

Form 10-K for the Fiscal Year Ended June 30, 2009

Report of Independent Registered Public Accounting Firm, page F-1

3.
We reviewed your revised audit report filed in response to our prior comment three.  Your response did not address our comment in its entirety, thus it will be partially reissued.  Please advise your independent accountant to revise their audit report to address the following issues and amend your Form 10-K accordingly:

Securities and Exchange Commission
Division of Corporation Finance
April 29, 2010

•
the scope and opinion paragraphs of the audit report need to refer to the statements of operations, stockholders’ deficit, and cash flows for the cumulative period from inception (October 11, 2007) to June 30, 2009 in addition to the years ended June 30, 2008 and 2009.

Response:

We advise the Staff that our auditor has revised the scope and opinion paragraphs of its report to refer to the statement of operations, stockholders’ deficit, and cash flows for the cumulative period from inception (October 11, 2007) to June 30, 2009 in addition to the years ended June 30, 2008 and 2009.  A copy of the revised report of our independent registered public accounting firm is filed with the financial statements included with Amendment No. 1.

Please note that we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please feel free to contact the undersigned at (704) 650-7343 or William P. Ruffa, Esq. at 212-355-0606.

Very truly yours,
PARKS ONE, INC.

By:	/s/ John S. Lewis
John S. Lewis, President